May 27, 2025

Jason Weimer
Manager
Gratus Capital Properties Fund III LLC
718 Washington Ave N, Ste. 400
Minneapolis, MN 55401

       Re: Gratus Capital Properties Fund III LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed April 30, 2025
           File No. 024-1253
Dear Jason Weimer:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Construction in Progress, page F-9

1. We note your response to comment 17 and your revisions to your disclosures. Please expand the disclosure to address the following:
           explicitly state the types of costs that are capitalized during the construction period and the periods of capitalization;
           if interest costs are included in the construction in progress, describe how they are calculated and capitalized;
           depreciation policy and how the percentage of completion is determined.
 May 27, 2025
Page 2

General

2. Please update your financial statements to be consistent with the requirements outlined within Part F/S (c)(1)(i) and (ii) of Form 1-A, which references the age requirements outlined in paragraphs (b)(3) - (4) of the same Part F/S of Form 1-A. In addition, an updated auditors consent is required pursuant to paragraph 11(a)(1) of
       Item 17 of Form 1-A.
       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jonathan Sabo, Esq.